SECURITIES AND EXCHANGE COMMISSION

                          Washington, DC  20549



                                FORM 11-K

                  Annual Report Pursuant to Section 15(d)
                  of the Securities Exchange Act of 1934



(Mark One)


[X]  Annual Report Pursuant to Section 15(d) of the Securities
     Exchange Act of 1934


     For the fiscal year ended December 31, 1994


                            or


[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934



                     Commission file number  0-9101



                       Jefferson Bankshares, Inc.
              Deferred Compensation and Stock Purchase Plan
                        for Non-Employee Directors
                         (Full title of the Plan)



                        Jefferson Bankshares, Inc.
                          123 East Main Street
                      Charlottesville, Virginia  22902
                   (Name of Issuer of the Securities held
                   pursuant to the Plan and address of its
                         principal executive offices)


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                            KPMG Peat Marwick LLP
                                 Suite 1900
                            1021 East Cary Street
                        Richmond, Virginia  23219-4023




                         Independent Auditors' Report


The Board of Directors
Jefferson Bankshares, Inc.:

We have audited the statements of assets available for plan benefits of the Jefferson Bankshares, Inc. Deferred Compensation and Stock Purchase Plan for Non-Employee Directors ("the Plan") as of December 31, 1994 and 1993, and the related statements of changes in assets available for plan benefits for each of the years in the three-year period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Jefferson Bankshares, Inc. Deferred Compensation and Stock Purchase Plan for Non-Employee Directors at December 31, 1994 and 1993, and the changes in assets available for plan benefits for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.



                                   KPMG Peat Marwick LLP


Richmond, Virginia
January 17, 1995

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         JEFFERSON BANKSHARES, INC. DEFERRED COMPENSATION AND STOCK
                  PURCHASE PLAN FOR NON-EMPLOYEE DIRECTORS


               Statements of Assets Available for Plan Benefits

                           December 31, 1994 and 1993




                                                   1994            1993


Receivable from Jefferson Bankshares, Inc.    $  302,446         265,546


Receivable from Jefferson National Bank          761,482         709,117

   Assets available for plan benefits         $1,063,928         974,663












See accompanying notes to financial statements.

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          JEFFERSON BANKSHARES, INC. DEFERRED COMPENSATION AND STOCK
                  PURCHASE PLAN FOR NON-EMPLOYEE DIRECTORS


          Statements of Changes in Assets Available for Plan Benefits

                  Years Ended December 31, 1994, 1993 and 1992



                                         1994          1993          1992


Interest income                      $  30,132        27,056        29,332

Contributions:

     Jefferson Bankshares, Inc.         28,250        26,250        24,250
     Jefferson National Bank            65,400        66,300        66,524
                                        93,650        92,550        90,774


     Total additions                   123,782       119,606       120,106

Benefits paid directly to
  plan participants                     34,517           -          32,293

Net additions to assets available       89,265       119,606        87,813
  for plan benefits

Assets available for plan benefits:
     Beginning of year                 974,663       855,057       767,244

     End of year                    $1,063,928       974,663       855,057






See accompanying notes to financial statements.

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           JEFFERSON BANKSHARES, INC. DEFERRED COMPENSATION AND STOCK
                    PURCHASE PLAN FOR NON-EMPLOYEE DIRECTORS

                         Notes to Financial Statements

                           December 31, 1994 and 1993



(1)  Summary of Significant Accounting Policies

     (a)  Basis of Presentation

          The accompanying financial statements of the Jefferson Bankshares, Inc. Deferred Compensation and Stock Purchase Plan for Non-Employee Directors ("the Plan") have been prepared on the accrual basis of accounting. Accordingly, contributions and interest income are recorded when earned and benefits payable are recorded when payable according to the provisions of the Plan.

     (b)  Investments

          The Plan's investments consist of receivables from Jefferson Bankshares, Inc. ("the Plan Sponsor") and its wholly-owned bank subsidiary, Jefferson National Bank ("JNB"). The Plan Sponsor maintains book accounts for the benefit of each Plan participant and periodically credits such accounts for fees earned, interest income and any withdrawals. As discussed in footnote 2(a), all deferred fees shall be a part of the general assets of the Plan Sponsor.

     (c)  Interest Income

          Interest income is allocated to each Plan participant's account on a quarterly basis using an interest rate equal to the Plan Sponsor's published six-month certificate of deposit rate for denominations of $10,000 or greater.

(2)  Summary of Significant Provisions of the Plan

     The following brief description of the Plan is provided for general information purposes only. Plan participants should refer to the Plan document for more complete information.

     (a)  General

          The Plan is a nonqualifed plan established by the Plan Sponsor to enable non-employee directors of the Plan Sponsor and JNB to defer annual retainer and meeting fees for personal income tax purposes. The Plan is administered by an Administrative Committee appointed by the Plan Sponsor. The Plan is not subject to the Employee Retirement Income Security Act of 1974.

          Plan participants do not retain any proprietary interest in the Plan Sponsor or any of its assets and for all purposes are deemed to be a general creditor of the Plan Sponsor.
          The interests of the Plan participants cannot be pledged or assigned and shall not be subject to the claims of creditors of the Plan participants.

     (b)  Eligibility and Contributions

          The Plan covers non-employee directors of the Plan Sponsor and JNB. Participation is voluntary and participants make no contributions to the Plan. All administrative costs of the Plan are borne by the Plan Sponsor.

     (c)  Vesting Provisions

          Participants are fully vested in the Plan at all times.

     (d)  Retirement and Death Benefits

          Plan participants (or their beneficiaries, collectively "Plan participants") are eligible for distribution of their benefits upon death, disability or upon termination of membership on the Board of Directors. The Plan also provides for discretionary distributions at the request of Plan participants, subject to approval by the Administrative Committee. Plan participants may receive lump sum or equal annual payments, at their option.

     (e)  Plan Amendment

          The Plan Sponsor amended and restated the Plan on December 13, 1994 to provide Plan participants the additional option of investing in Jefferson Bankshares, Inc. common stock. In connection with this amendment, the Plan Sponsor is in the process of obtaining regulatory and shareholder approval and anticipates registering 150,000 shares of Jefferson Bankshares, Inc. common stock for this purpose.

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                                  SIGNATURES


    	Pursuant to the requirements of the Securities Exchange Act of 1934, the members of Jefferson Bankshares, Inc.'s Directors Deferred Compensation Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                            DEFERRED COMPENSATION AND
                            STOCK PURCHASE PLAN FOR
                            NON-EMPLOYEE DIRECTORS




Date:  January 26, 1995     By:  O. Kenton McCartney
                                 Member, Director
                                 Deferred Compensation Committee
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                                Exhibit Index



Exhibit No.

   23           Consent of KPMG Peat Marwick LLP

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